PRESS RELEASE

Klondex Mines Receives $10.3 Million from the Exercise of Warrant

Vancouver, BC – November 25, 2014 - Klondex Mines Ltd. ("Klondex" or the "Company") (TSX: KDX; OTCQX: KLNDF) is pleased to announce that in October and November 2014, an aggregate of 5,859,177 common share purchase warrants (the "Warrants") were exercised at a price of $1.75 per common share for aggregate proceeds of $10.3 million. A total of 8,492,023 Warrants (not inclusive of broker warrants) were issued on November 20, 2012 in connection with an equity financing completed by Klondex which expired on November 20, 2014. In aggregate, of 7,525,560 common shares were issued in connection with the exercise of the Warrants for total proceeds of $13.2 million, inclusive of the $10.3 million noted above.

"We’d like to thank our shareholders their continued support in Klondex," commented Paul Andre Huet, President and CEO of Klondex.

About Klondex Mines Ltd. (www.klondexmines.com)

Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1,200 tons per day milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located approximately 100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing, extent and success of mining operations. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com